UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40892

The Very Good Food Company Inc.

(Translation of the registrant’s name into English)

2748 Rupert Street

Vancouver, British Columbia

Canada V5M 3T7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The Very Good Food Company Inc. is providing this information in connection with the reporting of its change in auditor pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligation as filed with the Canadian Securities Administrators on SEDAR.

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 included in this report on Form 6-K are each hereby incorporated by reference in the Registration Statement on Form S-8 of the Registrant, as may be amended from time to time (File No. 333-261149), and Form F-10 of the Registrant, as may be amended from time to time (File No. 333-260064), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Notice of Change in Auditor

99.2	Letter from MNP LLP

99.3	Letter from KPMG LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE VERY GOOD FOOD COMPANY INC.

Date: December 9, 2022	By:	/s/ Pratik Patel
Name: Pratik Patel
Title: Chief Financial Officer